

Mailstop 4628

September 14, 2017

Via E-mail
Mr. Michael S. Ciskowski
Chief Financial Officer
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249

> **Re: Valero Energy Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 1-13175**

Dear Mr. Ciskowski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2016

Management's Discussion and Analysis

Results of Operations, page 27

1. We note you present a non-GAAP measure titled "gross margin" for your segments. Please utilize an alternate label for this measure to comply with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

Mr. Michael S. Ciskowski
Valero Energy Corporation
September 14, 2017

<u>Financial Statements</u>

<u>Consolidated Statements of Income, page 71</u>

2. Please describe for us any common characteristics of the amounts you report as cost of sales as opposed to operating expenses, and explain your rationale in making a distinction between these two categories of cost. Tell us the extent to which your operating expenses were inventoriable, based on the guidance in FASB ASC 330-10-30-1 through 8, and explain why you believe these costs are not required to be included in the cost of sales measure that you report pursuant to Rule 5-03.2(a) of Regulation S-X.

3. Clarify for us the extent to which the amounts included in your line item, Depreciation and amortization expense, are attributable to your cost of sales. If you rely upon the accommodation outlined in SAB Topic 11.B, in excluding depreciation and amortization from certain cost and expense categories, you should separately report depreciation and amortization that is attributable to each line item from which it has been excluded.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources